MiFID II professionals/ECPs-only / No PRIIPs KID

Free Writing Prospectus

(To Prospectus dated April 10, 2017 and

Preliminary Prospectus Supplement dated July 10, 2019)

€700,000,000

Westlake Chemical Corporation

1.625% Senior Notes due 2029 (the “Notes”)

Final Term Sheet

July 10, 2019

Issuer:	Westlake Chemical Corporation

Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Principal Amount:	€700,000,000

Maturity Date:	July 17, 2029

Coupon (Interest Rate):	1.625%

Yield to Maturity:	1.680%

Spread to Benchmark Bund:	198.3 bps

Benchmark Bund:	DBR 0.250% due February 15, 2029

Benchmark Bund Yield:	-0.303%

Spread to Mid-Swaps:	150 bps

Mid Swaps Yield:	0.180%

Interest Payment Dates:	Annually on July 17, commencing on July 17, 2020

Optional Redemption:

The Issuer may, at its option, redeem the Notes, in whole or in part, at any time and from time to time prior to April 17, 2029 (three months prior to the maturity date of the Notes (the “Par Call Date”)) at a redemption price equal to the greater of:

•  100% of the principal amount of the Notes being redeemed, and

•  the sum of the present values of the remaining scheduled payments of principal and interest thereon on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined in the Preliminary Prospectus Supplement), plus 30 basis points, plus accrued and unpaid interest on the Notes being redeemed to the redemption date.

The Issuer may redeem the Notes at its option, in whole or in part, at any time on or after the Par Call Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes being redeemed to the redemption date.

Redemption for Tax Reasons:	The Issuer may redeem all but not part of the Notes if the tax laws of the United States (or any taxing authority in the United States) change and the Issuer becomes obligated to pay additional amounts on the Notes as described in the Preliminary Prospectus Supplement.

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement), the Issuer will be required, unless the Issuer has exercised its right to redeem the Notes, to offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Price to Public:	99.498% of the principal amount

Day Count/Business Day Convention:	Actual/Actual ICMA

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Trade Date:	July 10, 2019

Settlement Date:	July 17, 2019 (T+5)

CUSIP / ISIN / Common Code:	960413 AV4 / XS2028104037 / 202810403

Target Market:	Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC J.P. Morgan Securities plc Merrill Lynch International

*	None of these ratings is a recommendation to buy, sell or hold these Notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The Issuer expects that delivery of the Notes will be made to investors on or about July 17, 2019, which will be the fifth business day in the City of New York after the date of the Preliminary Prospectus Supplement. Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery may be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative settlement arrangement at the time of such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Deutsche Bank AG, London Branch at 1-800-503-4611; Goldman Sachs & Co. LLC at 1-866-471-2526; J.P. Morgan Securities plc at +44-207-134-2468; and Merrill Lynch International at 1-800-294-1322.

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

2